UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at January 2, 2007

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 2, 2007

* Print the name and title of the signing officer under his signature
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Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ SETTLEMENT WITH PELAWAN &
FINALIZATION OF ANOORAQ CAPITAL STRUCTURE

January 2, 2007, Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV:ARQ; AMEX:ANO; JSE: ARQ) announces that it has finalized a settlement agreement with its controlling Black Economic Empowerment ("BEE") shareholder, Pelawan Investments (Pty) Ltd ("Pelawan") ("The Settlement Agreement"). The Settlement Agreement relates to a potential material deemed dilutive financing to have occurred in Anooraq by December 31, 2006 as a result of the Company not having (a) completed an equity financing of C$98.4 million and (b) concluded a Material Transaction by December 31, 2006, as described in the Anooraq News Release of November 15, 2005.

If the parties had failed to reach The Settlement Agreement, and based on an assumed weighted average share price for Anooraq of C$ 1.25 at December 31, 2006, the Company would have been obliged to issue to Pelawan an additional 74 million common shares in discharge of its obligations under the original Reverse Take Over transaction (the "RTO") entered into between the parties and concluded on September 30, 2004 . This deemed dilutive financing, against no corresponding inflow of funds, would have resulted in a significant decrease in the net asset value per share in Anooraq. This has been avoided.

The salient terms of The Settlement Agreement are as follows:

(a) Anooraq will issue to Pelawan 36 million common shares ("Adjustment Consideration Shares"), representing a 50% reduction in the number of Adjustment Consideration Shares due to Pelawan under the original RTO transaction terms. The Adjustment Consideration Shares will be issued by Anooraq to Pelawan by no later than 15 business days after December 31, 2006.

(b) In addition, the Company will issue to Pelawan warrants for the purchase of 167 million common shares in Anooraq ("BEE Warrants"). The BEE Warrants are valid for a period of 2 years to December 31, 2008. The strike price of the BEE Warrants are the higher of (i) C$1.35 per BEE Warrant in respect of BEE Warrants exercised on or before December 31, 2007 or C$1.48 per BEE Warrant Share in respect of BEE Warrants exercised after December 31, 2007 or (ii) a price per BEE Warrant Share that is 50% less than the Anooraq common share price payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least C$98,400,000 or is undertaken pursuant to a Material Transaction (a "Concurrent Financing").

(c) From the date of issue of the Adjustment Consideration Shares to Pelawan in (a) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (d) below. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction ("the BEE Lock Up"). For further information on the BEE Lock Up see the Company's August 16, 2004 Management Information Circular at www.sedar.com, accessible from the Investor Centre on the Company's website.

(d) Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan's financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(e) On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% controlled BEE company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

In commenting on The Settlement Agreement:

Ron Thiessen, President and CEO of Anooraq said:

"I am pleased that we have achieved this settlement in terms of the historical obligations under the RTO; it resolves overhanging issues for the Company, provides certainty to our capital structure, creates opportunity for future equity financings and still maintains our status as a Black Economic Empowerment company under South African legislation.

Developments have taken longer than originally anticipated in respect to our assets in South Africa, but we are gaining momentum with our partner, Anglo Platinum, and moving forward on our original goals. This settlement with Pelawan creates a strong foundation for Anooraq and I look forward to continuing and improving this momentum into the new year."

Tumelo Motsisi, deputy CEO and MD of Anooraq and Executive Chair of Pelawan said:

"The Settlement Agreement is a balanced solution and creates a good platform for both Pelawan and Anooraq to achieve our stated objective of becoming a significant black controlled, independent and operational PGM producer in South Africa."

ISSUED ON BEHALF OF THE BOARD OF DIRECTORS OF ANOORAQ BY

Ronald W Thiessen President and CEO Anooraq Resources Corporation	Tumelo Motsisi Managing Director and Deputy CEO Anooraq Resources Corporation Executive Chair Pelawan Investments (Pty) Ltd

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact:

Investor Services Vancouver, Canada Phone: (604) 684-6365 Toll free: (within North America) 1-800-667-2114	Phumzile Langeni Executive Director, Investor Relations Johannesburg, South Africa Phone: +2711 883 0831 or +2783 745 5834

No regulatory authority has approved or disapproved of the contents of this press release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                                                                                                      Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, geopolitical uncertainty and political and economic instability the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.